Pricing Term Sheet

Filed Pursuant to Rule 433

Registration No. 333-143095

April 1, 2008

NuStar Logistics, L.P.

7.65% Senior Notes due 2018

Issuer:	NuStar Logistics, L.P.

Guarantor:	NuStar Energy L.P. and NuStar Pipeline Operating Partnership L.P. (formerly known as Kaneb Pipe Line Operating Partnership, L.P.) will guarantee, on a senior, unsecured basis, payment of the principal of, premium, if any, and interest on the notes.

Security:	7.65% Senior Notes due 2018

Size:	$350,000,000

Maturity:	April 15, 2018

Coupon:	7.65%

Price to Public:	99.802%

Yield to Maturity:	7.678%

Spread to Benchmark Treasury:	+412.5 bp

Benchmark Treasury:	3.50% due February 15, 2018

Benchmark Treasury Yield:	3.553%

Interest Payment Dates:	April 15 and October 15, commencing October 15, 2008

Make-Whole Call:	T+50 bp

Settlement:	T+3; April 4, 2008

CUSIP:	67059T AA3

Ratings (Moody’s / S&P / Fitch):	Baa3/BBB-/BBB-

Joint Bookrunners:	Barclays Capital Inc., J.P. Morgan Securities Inc. and SunTrust Robinson Humphrey, Inc.

Note: A securities rating is not a recommendation to buy, sell, or hold securities and may be subject to review, revision, suspension, reduction, or withdrawal at any time by the assigning rating agency.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. toll free at 1-888-227-2775, Ext. 2663, by calling J.P. Morgan Securities Inc. collect at 1-212-834-4533, or by calling SunTrust Robinson Humphrey, Inc. toll free at (800) 685-4786.